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                           January 6, 2021

       Steve Smith
       Chief Executive Officer
       DecisionPoint Systems, Inc.
       8697 Research Drive
       Irvine, California 92618

                                                        Re: DecisionPoint
Systems, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed December 18,
2020
                                                            File No. 333-245695

       Dear Mr. Smith:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2020 letter.

       Form S-1/A filed December 18, 2020.

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       29

   1. We note your disclosure regarding the uncertainty COVID-19 is having on on your financial condition and
results of operations even though many of your customers have been "significantly
impacted by COVID-19." However, the pandemic began affecting your customers in March
2020; therefore, it is unclear why you are unable to
                                                        quantitatively assess
the impact of the pandemic on your results of operations and financial condition for
the nine months ended September 30, 2020. Please advise or
                                                        revise accordingly.
Consider the staff's guidance, CF Disclosure Guidance Staff: Topic
                                                        No. 9A published June
23, 2020.
 Steve Smith
DecisionPoint Systems, Inc.
January 6, 2021
Page 2
Notes to Consolidated Financial Statements (unaudited)
Note 9. Acquisitions, page F-35

2. You state that the acquisition of ExtenData will be deemed a significant and therefore, you intend to provide the financial statements for this entity as well as pro forma financial information pursuant to Regulation S-X. Please provide us with your calculations regarding the significance of this acquisition and tell us when you intend to provide such information. Refer to Rule 3-05(b)(4) of Regulation S-X.
        You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen
Collins, Accounting Branch Chief at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-
Advisor at 202-551-6711 or Larry Spirgel, Associate Director at 202-551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameSteve Smith
                                                           Division of
Corporation Finance
Comapany NameDecisionPoint Systems, Inc.
                                                           Office of Technology
January 6, 2021 Page 2
cc:       Peter F. Waltz, Esq.
FirstName LastName